Exhibit 12.1
FANNIE MAE
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	For the Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Net income (loss)(1)	$14,209	$83,982	$17,220	$(16,855)	$(14,018)
Add:
Total interest expense	94,437	95,145	107,689	123,662	137,861
Provision (benefit) for federal income taxes(2)	6,941	(45,415)	—	(90)	(82)
(Gains) losses from partnership investments	(268)	(518)	(120)	(81)	74
Capitalized interest	3	1	1	1	—
Earnings, as adjusted	$115,322	$133,195	$124,790	$106,637	$123,835
Fixed charges:
Total interest expense	94,437	95,145	107,689	123,662	137,861
Capitalized interest	3	1	1	1	—
Total fixed charges	$94,440	$95,146	$107,690	$123,663	$137,861
Ratio of earnings to fixed charges	1.22:1	1.40:1	1.16:1	0.86:1	0.90:1
(Surplus) deficiency	(20,882)	(38,049)	(17,100)	17,026	14,026
__________

(1)	Reflects the adoption of accounting standard requiring noncontrolling interest to be classified as a separate component of equity.

(2)
In 2013, we released the substantial majority of the valuation allowance for our net deferred tax assets that resulted in the recognition of a benefit for federal income taxes of $45.4 billion in our consolidated statement of operations and comprehensive income for the year ended December 31, 2013.